UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SWITCH & DATA FACILITIES COMPANY, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

0871043105

(CUSIP Number)

Brandi Galvin Morandi

General Counsel and Secretary

Equinix, Inc.

301 Velocity Way, Fifth Floor

Foster City, CA 94404

(650) 513-7000

Copies to:

Alan F. Denenberg

Mischa Travers

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 0871043105	13D

1	NAME OF REPORTING PERSONS EQUINIX, INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 77-0487526
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,103,027[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.0%[1]
14	TYPE OF REPORTING PERSON (see instructions) CO

[1]

See Items 3, 4 and 5 of this Schedule. An aggregate of 14,108,230 shares of Switch & Data Facilities Company, Inc. (“Switch and Data”) common stock are subject to a Voting Agreement entered into by Equinix, Inc. and the various other parties thereto listed in Item 3 of this Schedule on October 21, 2009 (the “Voting Agreement”); however, the Voting Agreement provides that such shares are not subject to the Voting Agreement to the extent that the total number of shares subject to the Voting Agreement would exceed 35% of Switch and Data’s outstanding shares. The calculation of shared voting power above is based on this limitation and 34,580,077 shares of Switch and Data common stock outstanding as of October 19, 2009 (as represented in the Merger Agreement referenced in Items 3 and 4 of this Schedule). Equinix expressly disclaims beneficial ownership of the Switch and Data shares covered by the Voting Agreement.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share (the “Shares”), of Switch & Data Facilities Company, Inc., a Delaware corporation (“Switch and Data”). The principal executive office of Switch and Data is located at 1715 North Westshore Boulevard, Suite 650, Tampa, Florida 33607.

Item 2.	Identity and Background.

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Equinix, Inc. (“Equinix”), a Delaware corporation. The address of the principal business and the principal office of Equinix is 301 Velocity Way, Fifth Floor, Foster City, California 94404. Equinix is a leading global provider of network-neutral data center and colocation services.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Equinix is set forth on Schedule A.

During the last five years, none of Equinix and, to the knowledge of Equinix, any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 21, 2009, Equinix, Switch and Data and Sundance Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Equinix (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will be merged with and into Switch and Data, with Switch and Data surviving as a wholly-owned subsidiary of Equinix (the “Merger”).

Concurrently with the execution of the Merger Agreement, Equinix entered into a Voting Agreement (the “Voting Agreement”) with each of the directors and executive officers and certain significant stockholders of Switch and Data listed below (each, a “Securityholder”):

•	Keith Olsen

•	William Luby

•	George Pollock

•	Ernest Sampera

•	William Roach

•	Charles Browning

•	Ali Marashi

•	Clay Mynard

•	Kathleen Earley

•	George Kelly

•	Arthur Matin

•	G. Michael Sievert

•	Michael Sileck

•	M. Alex White

•	CapStreet II, L.P.

•	CapStreet GP II, L.P.

•	The CapStreet Group, LLC

•	CEA Capital Partners USA, L.P.

•	CEA Capital Partners USA CI, L.P.

•	Seaport Capital Partners II, L.P.

Pursuant to the Voting Agreement, such directors, executive officers and significant stockholders have agreed in their individual capacities to vote Shares representing 35% of Switch and Data’s outstanding Shares in favor of the Merger. The Voting Agreement restricts transfers of Shares by the signatories thereto.

In addition, pursuant to the Voting Agreement, each Securityholder granted to Equinix an irrevocable proxy to, at any meeting of the stockholders of Switch and Data called to vote upon the Merger and the Merger Agreement, and at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, vote and exercise all voting and related rights of such Securityholder of its beneficially held Shares in favor of the adoption by Switch and Data’s stockholders of the Merger and the approval of the Merger Agreement and each of the transactions contemplated thereby.

The proposed transaction is valued at approximately $689 million. Equinix expects to fund the consideration payable pursuant to the Merger Agreement using its internally available cash and securities and cash generated from operations.

Equinix may be deemed to have acquired shared voting power with respect to the Shares owned by the Securityholders through the Voting Agreement. Equinix has not expended any funds in connection with the execution of the Voting Agreement.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Securityholder.

The foregoing descriptions of the Merger Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement is attached as Exhibit 1 to this Schedule 13D. A copy of the Voting Agreement is attached as Exhibit 2 to this Schedule 13D.

Item 4.	Purpose of Transaction.

As described in Item 3 above, this statement is being filed in connection with the Voting Agreement among Equinix and the various Securityholders party thereto in connection with the Merger and the related Merger Agreement.

Upon the consummation of the Merger, (i) Switch and Data will become a wholly-owned subsidiary of Equinix and (ii) each outstanding Share will be converted into the merger consideration specified in the Merger Agreement, subject to certain exceptions more fully described in the Merger Agreement. In addition, options to acquire Switch and Data common stock and Switch and Data restricted stock units outstanding immediately prior to the consummation of the Merger will, upon consummation of the Merger, be converted into economically equivalent options to acquire shares of Equinix common stock or Equinix restricted stock units, respectively.

From and after the effective time of the Merger and pursuant to the Merger Agreement, (i) Stephen Smith and Keith Taylor, the directors of Merger Sub, will serve as directors of Switch and Data until successors are duly elected or appointed and qualified in accordance with applicable law, (ii) the officers of Switch and Data immediately prior to the effective time of the Merger will be the officers of Switch and Data until successors are duly elected and qualified in accordance with applicable law, (iii) the certificate of incorporation of Switch and Data in effect immediately prior to the effective time of the Merger will be the certificate of incorporation of Switch and Data and (iv) the bylaws of Merger Sub in effect immediately prior to the effective time of the Merger will be the bylaws of Switch and Data.

Following the Merger, the Shares will no longer be traded on the Nasdaq, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Statement and in connection with the Merger described above, Equinix has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Voting Agreement, Equinix has not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, does not beneficially own any Shares.

As a result of the Voting Agreement, Equinix may be deemed to have the power to vote up to 12,103,027 Shares in favor of approval of the Merger Agreement and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Equinix may be deemed to be the beneficial owner of an aggregate of 12,103,027 Shares. The calculation of the number of Shares that may be deemed to be beneficially owned by Equinix is based on 34,580,077 Shares outstanding as of October 19, 2009 (as represented in the Merger Agreement) and the limitation set forth in Section 1.01 of the Voting Agreement under which the maximum number of Shares that may be subject to the Voting Agreement is 35% of Switch and Data’s outstanding Shares.

Equinix (i) is not entitled to any rights as a stockholder of Switch and Data as to the Shares covered by the Voting Agreement, except as otherwise expressly provided in the Voting Agreement and (ii) disclaims all beneficial ownership of such Shares.

Except as set forth in this Item 5(a), none of Equinix and, to the knowledge of Equinix, any persons named in Schedule A beneficially owns any Shares.

(c) Except for the agreements described above, to the knowledge of Equinix, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of Equinix, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Switch and Data reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the agreements described above, to the knowledge of Equinix, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Switch and Data, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated October 21, 2009, among Equinix, Inc., Sundance Acquisition Corporation and Switch & Data Facilities Company, Inc. (incorporated by reference to Item 2.1 to Equinix’s Current Report on Form 8-K filed on October 22, 2009).

Exhibit 2	Voting Agreement, dated October 21, 2009, among Equinix, Inc., Switch & Data Facilities Company, Inc. and each Securityholder party thereto (incorporated by reference to Item 2.2 to Equinix’s Current Report on Form 8-K filed on October 22, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2009

EQUINIX, INC.

By:	/S/ BRANDI GALVIN MORANDI
Brandi Galvin Morandi
General Counsel and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF EQUINIX, INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Equinix, Inc. are set forth below. Unless indicated below, the business address of each director and executive officer is 301 Velocity Way, Fifth Floor, Foster City, California 94404. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Equinix, Inc. All of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation or Employment
Directors

Steven T. Clontz	Chief Executive Officer of StarHub Ltd.

Steven P. Eng	Chief Technology Officer of Harris IT Services

Gary F. Hromadko	Venture Partner at Crosslink Capital

Scott G. Kriens	Director

Irving F. Lyons, III	Principal, Lyons Asset Management

Christopher B. Paisley	Dean’s Executive Professor of Accounting and Finance at the Leavey School of Business at Santa Clara University

Stephen M. Smith	Chief Executive Officer and President

Peter F. Van Camp	Executive Chairman of the Board

Name	Present Principal Occupation or Employment
Executive Officers (Who Are Not Directors)

Keith D. Taylor	Chief Financial Officer

Peter Ferris	President, Equinix U.S.

Eric Schwartz	President, Equinix Europe

Jarrett Appleby	Chief Marketing Officer

SCHEDULE B

Reporting Persons	Shares Beneficially Owned	Percentage of Outstanding Shares
Keith Olsen(1)	722,628	2.1%
William Luby(2)(3)	5,456,612	15.7%
George Pollock, Jr.(4)	210,963	*
Ernest Sampera(5)	162,251	*
William Roach(6)	292,992	*
Charles Browning(7)	106,437	*
Ali Marashi(8)	63,166	*
Clay Mynard(9)	45,438	*
Kathleen Earley(10)	62,056	*
George Kelly(2)(11)	6,838,631	19.7%
Arthur Matin(12)	72,056	*
G. Michael Sievert(13)	16,250	*
Michael Sileck(13)	21,250	*
M. Alex White(14)	37,500	*
CapStreet II, L.P.(15)	6,821,621	19.6%
CapStreet GP II, L.P.(15)	6,821,621	19.6%
The CapStreet Group, LLC(11)	6,822,035	19.6%
CEA Capital Partners USA, L.P.	1,646,745	4.8%
CEA Capital Partners USA CI, L.P.	508,008	1.5%
Seaport Capital Partners II, L.P.	3,218,627	9.3%

*	less than 1%
(1)	Includes 462,603 options that are exercisable within 60 days of October 21, 2009.
(2)	Includes 15,000 options that are exercisable within 60 days of October 21, 2009.
(3)	Includes 3,218,627 shares (9.3%) owned of record by Seaport Capital Partners II, L.P. (“Seaport Partners”), 68,232 shares (0.2%) owned of record by Seaport Investments, LLC (“Seaport Investments”), 1,646,745 shares (4.7%) owned of record by CEA Capital Partners USA, LP (“CEA”) and 508,008 shares (1.5%) owned of record by CEA Capital Partners USA CI, LP (“CEA CI”). beneficial ownership of these shares, except to the extent of their respective pecuniary interests therein.

(4)	Includes 43,451 options that are exercisable within 60 days of October 21, 2009.
(5)	Includes 147,018 options that are exercisable within 60 days of October 21, 2009.
(6)	Includes 30,937 options that are exercisable within 60 days of October 21, 2009.
(7)	Includes 30,937 options that are exercisable within 60 days of October 21, 2009.
(8)	Includes 45,833 options that are exercisable within 60 days of October 21, 2009.
(9)	Includes 18,333 options that are exercisable within 60 days of October 21, 2009.
(10)	Includes 62,056 options that are exercisable within 60 days of October 21, 2009.
(11)	Includes 4,814,563 shares (13.8%) owned of record by CapStreet II, L.P. (“CapStreet II”), 589,409 shares (1.7%) owned of record by CapStreet Parallel II, L.P. (“CapStreet Parallel”), 1,417,649 shares (4.1%) owned of record by CapStreet Co-Investment II-A, L.P. (“CapStreet Co-Investment” and collectively with CapStreet Parallel, the “CapStreet Entities”) and 414 shares (less than 1%) owned of record by The CapStreet Group, LLC.
(12)	Includes 72,056 options that are exercisable within 60 days of October 21, 2009.
(13)	Includes 16,250 options that are exercisable within 60 days of October 21, 2009.
(14)	Includes 27,500 options that are exercisable within 60 days of October 21, 2009.
(15)	Includes 4,814,563 shares (13.8%) owned of record by CapStreet II, 589,409 shares (1.7%) owned of record by CapStreet Parallel and 1,417,649 shares (4.1%) owned of record by CapStreet Co-Investment.